Exhibit 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS AND UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

	Six months ended
	June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Consolidated net earnings (loss) from continuing operations	$508,669	$1,292,540	$925,515	$739,284	$229,529	$(106,397)
Add (Deduct):
Fixed charges	183,446	382,436	375,094	382,210	458,285	572,108
Capitalized interest	(27,940)	(64,815)	(60,808)	(61,457)	(67,955)	(53,397)
Earnings from unconsolidated entities, net	(117,201)	(206,307)	(159,262)	(134,288)	(97,220)	(31,676)
Distributed income from equity entities	141,256	286,651	284,664	294,860	68,319	34,945
Income tax expense (benefit)	24,381	54,564	23,090	(25,656)	106,733	3,580
Earnings, as adjusted	$712,611	$1,745,069	$1,388,293	$1,194,953	$697,691	$419,163
Combined fixed charges and preferred stock dividends and unit distributions:
Interest expense	$148,266	$303,146	$301,363	$308,885	$379,327	$505,215
Capitalized interest	27,940	64,815	60,808	61,457	67,955	53,397
Portion of rents representative of the interest factor	7,240	14,475	12,923	11,868	11,003	13,496
Total fixed charges	183,446	382,436	375,094	382,210	458,285	572,108
Preferred stock dividends and unit distributions	3,348	6,714	6,651	7,431	18,391	41,226
Combined fixed charges and preferred stock dividends and unit distributions	$186,794	$389,150	$381,745	$389,641	$476,676	$613,334
Ratio of earnings, as adjusted, to combined fixed charges and preferred stock dividends and unit distributions	3.8	4.5	3.6	3.1	1.5	(a)

(a)

The loss from continuing operations for 2012 includes impairment charges of $269 million. Our combined fixed charges and preferred share dividends exceed our earnings, as adjusted, by $194 million for the year ended December 31, 2012.